SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 14(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________________ to _________________

Commission file number      001-12647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORIENTAL GROUP CODA PROFIT SHARING PLAN
Professional Office Park
996 San Roberto Street
San Juan, Puerto Rico 00926

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORIENTAL FINANCIAL GROUP INC.
Professional Office Park
1000 San Roberto Street
San Juan, Puerto Rico 00926

SIGNATURE

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL GROUP CODA PROFIT SHARING PLAN (Name of Plan)

Date: January 22, 2003	/s/ Juan Jose Santiago Juan Jose Santiago, CPA Senior Vice President and Trust Officer

ORIENTAL BANK & TRUST CASH
OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN

Independent Auditors’ Report

Financial Statements
Years Ended December 31, 2001 and 2000
Supplemental Schedules
Year Ended December 31, 2001

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN

Page
Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 7
Supplemental Schedules:
Schedule I — Assets Held for Investment Purposes as of December 31, 2001 (Form 5500, Schedule H, Part IV, Line 4i)	8
Schedule II — Reportable Transactions for the Year Ended December 31, 2001 (Form 5500, Schedule H, Part IV, Line 4j)	9

INDEPENDENT AUDITORS’ REPORT

To the Administrator of
Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the “Plan”) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan for the year ended December 31, 2000, and due to the scope limitation as permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, their report, dated July 3, 2002, expressed a disclaimer of opinion on those statements. As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Oriental Bank & Trust, the trustee of the Plan, and transactions in those assets were excluded from the scope of their audit of the Plan’s 2000 financial statements, except for comparing the information provided by the trustee, which was summarized in the notes to the financial statements, with the related information included in the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 2001 and (2) reportable transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
San Juan, Puerto Rico
December 2, 2002

Stamp No. 1849285
affixed to original.

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS (Notes 3 and 4)	$4,375,902	$3,453,186

RECEIVABLES:
Participants’ contributions	19,872	10,828
Employer’s contributions	4,167	1,647
Other	47,709

Total receivables	71,748	12,475

Total assets	4,447,650	3,465,661
LIABILITIES - Excess contribution to be recognized next year	54,434

NET ASSETS AVAILABLE FOR BENEFITS	$4,393,216	$3,465,661

See notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$581,646	$(1,570,691)
Dividends	136,545	85,648
Interest	3,997	3,376

Total investment income (loss)	722,188	(1,481,667)

Contributions:
Participants	323,693	340,092
Employer	153,375	113,255

Total contributions	477,068	453,347

Total additions	1,199,256	(1,028,320)
DEDUCTIONS — Deductions from net assets attributed to benefits paid to participants	271,701	220,835

NET INCREASE (DECREASE)	927,555	(1,249,155)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,465,661	4,714,816

End of year	$4,393,216	$3,465,661

See notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1.	DESCRIPTION OF THE PLAN

The following description of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General - The Plan is a defined contribution plan covering all full-time employees of Oriental Bank & Trust and Oriental Financial Services Corporation (the “Companies”), who are residents of Puerto Rico, have completed six-months of service and are age twenty-one or older. The Plan was established effective January 1, 1992. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico tax laws. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers four mutual funds, a fund which invests in Oriental Bank & Trust (the “Bank”) time deposits, and a fund which invests in common stock of Oriental Financial Group Inc., the parent company of the Companies, as investment options for participants. The Companies contribute 80 percent of the first $1,040 of the participant’s contributions. The Companies’ matching contributions are invested directly in Oriental Financial Group Inc. common stock. Contributions are subject to certain limitations.

c.	Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. The Companies’ contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

e.	Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution or a fixed period that may not exceed the participant’s life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

f.	Loans to Participants — Loans to participants are not permitted.

g.	Forfeited Accounts - At December 31, 2001, forfeited nonvested accounts totaled $60,305. These accounts will be used to reduce future contributions to the Plan by the Companies.

h.	Plan Termination - Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

2.	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

a.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

b.	Investments Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Plan Expenses - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Companies.

3.	INFORMATION CERTIFIED BY THE TRUSTEE (UNAUDITED)

Oriental Bank & Trust, the Trustee of the Plan, has certified the completeness and accuracy of the following unaudited financial data included in the financial statements as of and for the year ended December 31, 2000: a) investments and corresponding fair values, b) depreciation in fair value of investments, c) dividend and interest income, and d) number of shares and cost of investments.

4.	INVESTMENTS

The following presents investments as of December 31, 2001 and 2000 that represent five percent or more of the Plan’s net assets.

	2001	2000
Oriental Financial Group Inc. — common stock; 152,377 and 143,738 shares, respectively	$2,834,214	$1,913,520
Fidelity Advisor Growth Opportunities Fund — Class T; 25,625 and 23,499 units, respectively	736,973	802,477
Fidelity Advisor Equity Growth Fund — Class T; 10,409 and 9,001 units, respectively	506,824	536,167

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $581,646 and ($1,570,691), respectively, as follows:

	2001	2000
Oriental Financial Group Inc. — common stock	$820,728	$(1,281,112)
Mutual funds	(239,082)	(289,579)

Total	$581,646	$(1,570,691)

Certain plan assets are invested in shares of mutual funds as directed by participants. The Trustee accumulates all investment income (interest and dividends) together with the appreciation (depreciation) in fair value of the fund investments and reports the accumulation in the single unit value of each share. Since the amount of investment income is not significant, separate disclosure of investment income and appreciation (depreciation) in fair value of the fund investments is not presented for the mutual funds.

******

5.	NONPARTICIPANT – DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant – directed investment (the Companies’ matching contributions that are invested in Oriental Financial Group Inc. common stock) is as follows:

	2001	2000
Net assets at December 31, 2001 and 2000 - Oriental Financial Group Inc. common stock 74, 957 and 67,661 shares, respectively	$1,394,200	$900,769

Changes in net assets for the year ended December 31, 2001:
Contributions	$150,855	$116,173
Dividends	41,979	39,284
Net appreciation (depreciation)	398,441	(583,742)
Benefits paid to participants	(97,844)	(50,755)

Net increase (decrease) in net assets	$493,431	$(479,040)

6.	RELATED PARTY TRANSACTIONS

The money market account amounted to $160,014 at December 31, 2001, and consists of a time deposit at the Bank, earning interest at 3.10%

7.	INCOME TAXES

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

******

SCHEDULE I

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(FORM 5500, SCHEDULE H, PART IV, LINE 4i)
DECEMBER 31, 2001

	Shares/	Fair
Identity of Issue	Units	Value
Oriental Financial Group Inc. — Common Stock (Cost of $1,996,270)	152,377	$2,834,214
Mutual Funds:
Fidelity Advisor Growth Opportunities Fund — Class T*	25,625	736,973
Fidelity Advisor Equity Growth Fund — Class T*	10,409	506,824
Fidelity Advisor Government Investment Fund — Class T*	8,931	87,081
Fidelity Advisor International Capital Appreciation Fund — Class T*	4,090	50,796
Oriental Bank & Trust — Time deposit**	160,014	160,014

Total		$4,375,902

  *Registered Investment Company
**Party-in-interest

SCHEDULE II

ORIENTAL BANK & TRUST CASH OR DEFERRED
ARRANGEMENT PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
(FORM 5500, SCHEDULE H, PART IV, LINE 4j)
YEAR ENDED DECEMBER 31, 2001

Current
	Average	Average			Expense		Value of
	Purchase	Selling			Incurred		Asset on	Net
	Price	Price	Purchase	Selling	with	Cost of	Transaction	Gain
Description of Asset	Per Share	Per Share	Amount	Amount	Transaction	Asset	Date	on Sale
Oriental Financial Group Inc. - common stock	$16.28	$19.21	$182,181	$267,147	None	$182,181	$267,147	$84,966